UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022 Commission File No. 000-30087

EMPOWER CLINICS INC.
(Translation of registrant's name into English)

Suite 505, 1771 Robson Street Vancouver, BC

Canada V6G 1C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

EXHIBIT INDEX

Exhibits	Description
99.1	Condensed Interim Consolidated Financial Statements For the three and six months ended September 30, 2022 and 2021
99.2	Management’s Discussion & Analysis For the three months and six months ended September 30, 2022 and 2021
99.3	CEO Certification of Interim Filings
99.4	CFO Certification of Interim Filings
99.5	Press Release dated November 28, 2022

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPOWER CLINICS INC.

Date: November 28, 2022

/s/ Steven McAuley
Steven McAuley
Chairman and Chief Executive Officer

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